Filed by Social Capital Hedosophia Holdings Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Clover Health Investments, Corp.

Commission File No. 001-39252

Wolfe Healthcare Conference Fireside Chat Transcript, November 19, 2020

Justin Lake, Wolfe Research:

Good afternoon, at least to those of you on the East Coast, my name is Justin Lake. Thanks you for being with us at our second annual Wolfe virtual healthcare conference. Very excited here to have the full management gamut for Clover Health. We’ve got the company’s co-founder and CEO, Vivek Garipalli, the company’s president, Andrew Toy, and CFO, Joe Wagner. So, first of all, thanks for being with us here. I thought what we’d do is I brought over Vivek and his team to kind of walk us through the Clover story a little bit, and then we’ll get into Q&A. So, Vivek again, thanks for being with us, and please, take a few minutes to kind of share what’s going on at Clover.

Vivek Garipalli, CEO:

Thanks, Justin. Appreciate you having us here today. So just the slides that are up on the screen, these were released this morning. So they’re available to download off of kind of the SEC filing site, but so just in terms of folks want to do a deeper dive. So just to kick off, I think it would just be good for us to go through what Clover is and isn’t, and how we sort of think about in terms of whether you’re an existing investor or a prospective investor, what you need to believe for Clover to be successful. And the items I’m about to go through, if you don’t believe any of them, you should probably never invest in our company. So as we go kind of through the first one, our clear and stated strategy is to deploy the Clover Assistant far and wide across the country to primary care physicians. The Clover Assistant is our point of care platform that physicians use to help manage care for Clover covered lives.

And so in terms of what you need to believe, is one, that the Clover Assistant not only improves decision-making for physicians for Clover covered lives, but also reduces variability in that clinical decision making. So there’s plenty of data here, we can happily go through and Q&A, or on your own time around supporting that that’s in these materials. Number two, you all need to believe that Clover assistant drives unique moat-like, incremental clinical and economic value. So again, tons of data in here to support that, but that is what you need to believe. The third part is you need to believe to achieve high growth. You need to believe that consumers want plans on the MA side, consumers want plans that are of lowest out-of-pocket costs, have the most supplemental benefits, and have widest choice of primary care physicians and specialists. If you don’t believe that, then you won’t believe what our kind of future long-term growth rates are on the MAE side.

The second part about that is in terms of growth on covered lives with direct contracting, you have to believe that physicians want clean and fair payment, and physicians want the ability to have software to help them improve decisions. And you have to believe the government wants savings from the fee for service population, because that’s the linchpin of how we’re growing covered lives on the DC side.

So really, really simply it’s a simple strategy. Obviously there’s a lot of details underneath it. At scale Clover Assistant, drive more and more value through Clover Assistant and keep giving a meaningful amount of that value back to consumers and the government, and just keep repeating steps one to three. We’ve achieved a pretty high growth rate in MA, we’re now going to be accelerating that growth rate. So come April one, we’ll be going from currently 57,000 lives in MA only, to over a quarter million lives being powered by Clover Assistant across MA and DCE. And then in 2022, we’ll be going to 600,000 plus lives being powered by Clover Assistant across MA and direct contracting, all where we own a 100% of the savings that we generate across both of those programs. So that’s super high level. We can obviously go into a Q&A in any of those areas.

Justin Lake, Wolfe Research:

Yeah, that’s really helpful. So can you repeat, walk us through that growth that you expect to have from 20 to 21, and then to 2022, and delineate it Vivek along two lines, right? The one Medicare Advantage, right? And the second, I think the number you had thrown out there was about 250,000 members in direct contracting.

Vivek Garipalli, CEO:

Yeah. 200,000 next year in direct contracting, but yeah.

Justin Lake, Wolfe Research:

Okay. So 200,000 in direct contracting for 2021. How many and would that be similar in 2022? Would you expect that to grow further?

Vivek Garipalli, CEO:

In 22 it’ll be a half million plus.

Justin Lake, Wolfe Research:

In direct contracting?

Vivek Garipalli, CEO:

Correct.

Justin Lake, Wolfe Research:

Got it. So that was the growth number you were talking about. How do you see MA growing over that period?

Vivek Garipalli, CEO:

Yeah, we see probably a similar growth rate. So historically we’ve been around a 30% growth rate in MA, and we expect to continue that over the near and medium term, and the way we think about, so just, we can kind of give a little bit of a lens. If we jump to slide 29, we view a lot of synergy between direct contracting and MA. So when we take the 200,000 lives next to in direct contracting, half of that 200,000 are in markets where we have no MA plan or an MA plan where we have low market share. And so, these are all lives where a 100% of them are being powered by the Clover Assistant. So we view direct contracting as an awesome way for us to disseminate Clover Assistant really, really rapidly, get to a 100% use rate, and then trail behind that with an MA plan.

So we think about this large quantum of capital that we’re bringing on, it’s to disseminate Clover Assistant, and then when we think about accelerating nationwide expansion on the MA side, it’s actually going to happen after direct contract. So you’ll see acceleration, the MA side starting in 2023 onwards. So, we’ve historically spent very little capital on MA growth. And so our growth rates is typically been achieved purely by the attractiveness of our plan design, not due to what we’ll call clever marketing. That’s not been applied yet. So direct contracting is, where you’ll see the hyper growth over the next many years, and then over time, MA will mimic that.

Justin Lake, Wolfe Research:

Got it, got it. So 30% growth. And when does it accelerate to, and what does it accelerate to in your mind? When you hit that inflection point?

Vivek Garipalli, CEO:

Yeah. So you’ll see, just in terms of the actual kind of in the bag growth for direct contract, and we’re going from zero to 200,000 lives next year to half million plus the following year, without the benefit historically of direct contracting, without the benefit of adding tons of new markets each year, without the benefit of Clover Assistant, we’ve achieved about a 30% growth rate. So, we feel confident that we’ll get a big lift from everything I described that actually helps MA.

So there’s a very big difference when we’re going, if we’re going, so we think about just a random market like Kansas, for example, where we’re going to have 30,000 lives under direct contracting, we’re going to have a significant amount of physicians on Clover Assistant. We’re going to then grow those lives between 21 and 22, so when we think about launching an MA plan, in let’s say a Kansas in 23, there won’t be any confusion as to what is Clover Assistant. We’ll have significant amounts just number of physicians and lives already being powered by the Clover Assistant and really fee for service is the bigger market than MA.

So, when we think about market share, we’d rather have 100% market share of fee per service than an MA given the size differential. And when we think about how that we’ve already benefited from that, we’ve already achieved below 100% fee for service agreements on preferred arrangements, across fee for service and MA through direct contracting on the ancillary side, from lab, DME, PTOT, home health, skilled nursing, because of just the large quantum of lives, and that pays for our CAC. So that 200,000 and 500,000 plus is zero CAC in MA. That would have been normally, for a normal plan, $200 million and $500 million respectively on customer acquisition cost.

Justin Lake, Wolfe Research:

Right. Right, right. What’s your ability, Vivek, talk to me about the technology that you’re delivering in these markets. How broadly do you expect it to be taken on by physicians and how much of that is going to drive your ability to lower costs, right? Vivek, to me, especially in the physician markets, a big part of the model is revenue maximization, right? Cost, you have a risk coding. Is that going to be part of your model? You can be able to get benefits from that? And I think it just really comes down to, from what I’ve read, whether it’s attributed membership, or it’s membership that actually opts in, right? With that opt-in at the physician level, being able to optimally code versus the attributed membership. So maybe you can walk through the physician relationship, the technology, and whether these are opt-in members or attributed members.

Vivek Garipalli, CEO:

Yeah. So I’ll let Joe... Maybe we’ll jump to slide 30 to just go through some of the economics and we can then also talk through the enrollment side. And I think we’ll go through a lot of the stats on Clover Assistant as well.

Joe Wagner, CFO:

Yep. Yep. Yeah, so first I’ll talk a little bit about the economics on the direct contracting side, just to kind of level set there, and then maybe I’ll turn it over to Andrew to talk a little bit more about the stats on Clover Assistant. Because I think, Justin, to your question, it’s a great one, we wouldn’t be looking at this if not for the Clover Assistant. I mean, that technology really powers us not only on the MA side, but certainly also on the direct contracting side, allowing physicians to make those decisions at the point of care to achieve medical cost savings is really what’s driving our strategy going forward. So on the direct contracting side, I think the way that we think about the economics is, again, easiest way to think about it is our benchmark of costs on the direct contracting side is roughly about going to be the same as our blended revenue PMPM on the Medicare Advantage side, let’s call it a thousand dollars, say PMPM. There’s different components to those amounts, but generally that’s kind of how we think about it.

So on the MA side, we have longer-term margins that are in the 82 to 83% range from an MCR perspective. On the direct contracting side, initially we expect the percentage of actual costs that roll in against those members to be higher because obviously these are members that were previously unmanaged and there’s no UM or pre-auth or some of what I’ll call the typical managed care levers. However, the execution that the software Clover Assistant allows us to help manage costs on the fee for service side is really going to be our differentiator and things, as you see the slide up on the page right now, things like movement of inpatient visits to the appropriate level of care, readmission prevention, utilization, and appropriate post acute settings from a SNP perspective, complex care management, which we do in-house. Those are things that are going to be driven by our software, by physicians making those decisions at the point of care.

And so we believe there’s a tremendous opportunity, upwards of 1500 basis points of savings, that are available out there in the Medicare fee for service system. We’re not saying we’re going to get all of those and capture all of those next year by any stretch of the imagination, but we think there’s a lot out there that we can capture through the use of software, partnering with our physicians. And the great thing about the technology and the way that we’ve designed the program is all the physicians that are participating with us have to use Clover Assistant as part of their contract. And so that’s going to allow us to achieve these medex savings that will allow... Again, we’re not going to comment on exactly what we believe the margins could be because the economics are still moving, but there is, at the gross margin line, there was a tremendous opportunity out there that we believe we can capture.

And then as you move down to the opex line, if you think about traditional MA, you’ve got, as Vivek mentioned, you’ve got acquisition costs where you’re paying brokers, you’ve got operating costs where you’re paying claims. We don’t have those on the direct contracting side. There are some operating costs in terms of clinical maintenance and technology, but again, the opex for a direct contracting member is going to be low. And so I think when you look at all those things together over time, we anticipate that margins could... We could see margins similar to what we see on the MA side because of those different factors. But again, and this is where I’ll turn it over to Andrew, it’s all powered by the technology of Clover Assistant and moat, the economic moat that we believe we’ve captured through the use of that technology. So, Andrew, do you want to maybe walk through some of the stats from a technology perspective?

Andrew Toy, CTO:

Absolutely. So I’ll cover this with the Clover Assistant and then... Sorry, Vivek?

Joe Wagner, CFO:

Oh, just make sure we jump to slide 14.

Andrew Toy, CTO:

Yeah. I was going to say, why don’t we jump to slide 14. And so Clover Assistant is our platform, and just reminder, we use Clover Assistant for Medicare Advantage and we’re going to use it for direct contracting, right? The same tool, because it’s really built for Medicare, not Medicare Advantage, it’s built for Medicare. So initially we’ve launched it in Medicare Advantage. As you can see here, stats, we’re very proud of our engagement, our engagement rate’s 90% above, above 90%, which means that for people, doctors, who have signed up to use Clover Assistant, they’re using Clover Assistant above 90% at the time when one of our members comes in for an office visit. Our net promoter score is near 60, which is unheard-of for healthcare software, really proud of that. When measured with physicians.

We are releasing very frequently. We are able to cover a wide range of physicians ranging from independent practitioners, all the way to large health systems, and not just the most technologically savvy, either. 11% of our CA physicians don’t even have an EHR. Clover Assistant is the actual first technology tool that they’re using, and we’re really proud of that. We simplify payment, we pay way faster, we remove E&M coding to reduce sort of anxiety and bureaucracy around payments, on boarding extremely quickly at around an hour. And every month we are managing care plans, right? So we are sharing care plans, recording care plans, having a two-way interaction with physicians around the care planning for our members, over 11,000 care plans a month, over 2000 medication adjustments per month through Clover Assistant.

And really interestingly, I find almost one net new diagnosis, meaning it’s a diagnosis to sort of confirm it uncovered by the Clover Assistant, per member, which means that it’s both a new diagnosis of a new condition plus a new care plan for that condition, right? So that member’s getting better care now earlier than they would have, because that diagnosis was discovered through Clover Assistant, which results, like Joe said, in that 1100 basis point differential in MCR for when a physician is powered by Clover Assistant and they give care. So we’re really proud of those stats. And Justin, just for another question you had, if you go to slide 27. So we’re applying this now to the entire DC population as well. And the way that I think this is really exciting to think about is in MA, we get lives into our risk pool for our management for Clover Assistant through a B to B pathway where we sign up doctors to use Clover Assistant and bring them in network.

Then we also bring them in via a B to C pathway whereby we go after membership, like right now, open enrollment and we bring people into the MA plan, right? So there’s a B to B side for with docs and a B to C side to go to the members. And then together they enter our risk pool are managed by Clover Assistant. That’s great, that’s very successful, we’re keep on doing that. With direct contracting, we are able to front run that and actually get lives into our risk pool for Clover Assistant with just B to B. So that’s the way I would think about it. So you asked a question about claims alignment and voluntary alignment.

I think about claims alignment as we get those lives via B to B. The doctor signs a contract and immediately everyone claims-aligned to that doctor is now in our risk pool, our DCE will be managed by Clover Assistant, right? So that’s really great. It allows us to move lives into the platform very quickly, as shown by the stats we showed earlier. And then in addition to that, we can do a B to C motion to voluntarily align people into the DCE as well. So both pathways are open to us, but both pathways generate lives to be managed by Clover Assistant, and that’s what allows us to accelerate it to the market very quickly.

Justin Lake, Wolfe Research:

What you said there was interesting to me in that, so you’re saying that the only lives that you’re going to have on direct contracting are going to be those that come through your physician partners...there? So the only lives you’ll have are physicians who’ve downloaded your software and are using it, and then those lives get attributed to you. You’re not taking any lives that effectively won’t be using the Clover Assistant.

Andrew Toy, CTO:

That’s an excellent, excellent insight. That is actually correct. So by definition, in quotation marks, we have 100% coverage of the Clover Assistant for the PCE for the life of direct contracting, right? Because we combine those in our agreements that you are agreeing to join our DCE, but you are also agreeing to use the Clover Assistant at that point, and so by definition, because this is all PCPs or direct contracting, all of the PCPs in our direct contracting entity are using Clover Assistant.

Justin Lake, Wolfe Research:

Okay. And what is the incentives at the physician level? Is there some kind of payment, did they participate in the upside from any cost savings, on a claims level? How are you incentivizing them to work with you? Beyond offering them the software.

Andrew Toy, CTO:

Yeah. Joe, do you want to talk about the incentive programs around and how we work with them financially?

Joe Wagner, CFO:

Yeah, yeah. So it’s pretty simple and straightforward, Justin. And so we offer a similar to how we do it on the Medicare Advantage side, we offer the physicians and enhanced payment. It’s not the same amount as we do on MA, but we offer physicians an enhanced payment for the use of that software, for our Clover Assistant visit, again, they get paid a normal fee for service rate through direct contracting. When they see one of our members, they also receive an enhanced payment from us. And typically, and just like on the MA side, we pay physicians on an average of four days. So we pay it, it’s an immediate kind of four-day turnaround for physicians. We also have, or we’ll be entering into shared savings agreements with physicians on a global basis. So to the extent that we have global shared savings that we see after the benchmark discount is paid back, essentially, to the federal government, to the extent that we have global shared savings with the federal government, we will then share that with our physician partners. Subject, however, to them meeting certain quality metrics. It’s not going to be just payment for, as in some value-based care arrangements where you’re paid on an MCR, that’s not what we’re doing, we’re sharing it based on again, quality and clinical metrics that they have to hit in order to share in that benchmark with us. And so for them, it’s really, two-fold. It’s really enhanced payment at the point of care when they see one of our members and then on the back end incentives for them to participate in shared savings with us. But again, generated from clinical and quality outcomes.

Vivek Garipalli, CEO:

And that enhanced payment we’ve already structured, signed, submitted discounted agreements on the rates side with downstream providers on lab, DME, home health, PTOT, skilled nursing, that pays for those enhanced payments. So it’s essentially zero CAC is how we think about it. And that’s built in upfront.

Justin Lake, Wolfe Research:

Got it. How is there any way to put numbers around not specifics, but is it 5%, 10%? What are the physicians getting paid just on that kick payment, above and beyond fee for service to be working with you here?

Joe Wagner, CFO:

Yeah, I think we were paying them an average of about $40 per visit on the direct contracting side. And so again, you think that kind of a normal E&M code is say a $110-$120. And so they’re getting an additional call at 30% for the use of Clover Assistant.

Justin Lake, Wolfe Research:

Got it, got it. And so if you have these physicians all like so effectively your line of sight here becomes almost incredibly consistent because you know the position, you’ve already sat down and you understand how many people service members they’re looking at. So it’s the entire panel, no one has to opt in, right, at the patient level, so you take on their whole panel. Of those 200,000 members you have, expect to add next year, how much visibility do you have on that today with contracts that are signed?

Vivek Garipalli, CEO:

About two thirds is going to be pure claims attribution, and then another third naturally via voluntary alignment in terms of where they’re not formally sufficient claims, but via Clover Assistant, we get via DocuSign and other approaches, we get the voluntary alignment. Yeah.

Justin Lake, Wolfe Research:

And the voluntary alignment, again, I apologize, I’m not super too sophisticated on the language here, but voluntary alignment where the member himself or herself becomes attributed to you?

Vivek Garipalli, CEO:

Correct. So actually, we’ll, in this case, a member who’s already seeing a primary care position but isn’t technically claims aligned because there wasn’t sufficient claims from the prior year, when they go in for their next primary care visit is actually voluntarily aligning with the physician that they’re physically seeing at that moment.

Justin Lake, Wolfe Research:

Right. They’re signing a piece of paper that says, “I am opting into this”, and that’s when... Correct me if I’m wrong, but there’s a risk score benefit to that too, right? Where they voluntarily align, you can actually get paid for the correct coding, the correct acuity of that member versus on otherwise you’re taking the acuity of the group and it can only approve by 3% a year. Is that the number I remember?

Joe Wagner, CFO:

Yeah. I think just to be clear, that’s right, Justin, you got it. So on the claims-based alignment, there is still risk adjustment to be clear. It’s capped at 3% a year, although that 3% is really rolling, right, and so over time, to the extent, in year two and year three, the program, as the reference period for that risk adjustment shifts forward, it’s starting to capture periods in which we have the ability to influence proper net new diagnosis through risk adjustment.

And so initially yes, there is still risk adjustment. It is capped at 3%, which we actually like, because again, our focus is more on the medex side. And so it takes some of the gaming out of the system, but on the voluntary alignment, you are correct. Right now, the way the program is structured, there is no 3% cap on risk adjustment. And that’s also true for other types of DCEs, which we’re not in yet, but we’re looking at for going forward, such as a high needs, direct contracting entity for going forward. There’s no risk adjustment capital net program either for complex care members that may fall into a high needs DCE. So that’s correct on the risk adjustment side.

Justin Lake, Wolfe Research:

And the 200,000 members, I think what I was... I apologize if you answered this, but what I was asking is, how many of those members do you feel like you have visibility to right now? You’ve signed up the doc, you know what the panel is the relative to what you expect to do through the year. Like if today, you started today, how many members would that add?

Vivek Garipalli, CEO:

Wait, we have two thirds direct visibility just from a... limit and then a third. And this is just a general ratio, a third in terms of when you think about the waterfall, what would it formally come through the claims alignment process, but where a patient would probably have to say to the doctor... I mean, the pitch from a physician to someone who didn’t formally claims align is the patient’s going to want to know, do I lose anything the doctor’s going to say, “Well, no, you actually, I’m now able to use what’s called the Clover Assistant”, and we’ll describe that to his or her patient. So that’s a positive for us, just from a branding perspective as well.

Justin Lake, Wolfe Research:

Got it. So that’s what you were saying by two thirds and one third. So you signed up the docs to get you 200,000, a third of that’s going to be needed to be done by pitching it to the member. Right. And get them to sign. It makes perfect sense. So you would expect to start the year, let’s say 130,000 members from one, one, and then grow through the year with those signatures up at 200,000. Can you talk about, give me a three-to-five year slope in terms of how you see the margins playing out for the first 200,000 and, I assume the slope is similar for the next batch in 2022.

Joe Wagner, CFO:

Yeah. From a margin perspective, I mean, again, just given the ramp of the program and the opportunities, we view this as likely a break even business for next year. Again, I think just given the relative newness of the program, we’re launching new features for our software all the time. And so we believe, again, we referenced that 1500 basis points of opportunity. We’re certainly not going to assume in any kind of guidance that we’re going to guide to that number next year. And so again, we’re assuming roughly break even number. And then again, I think over time as the growth happens and the program happens, again, I think, generally getting to similar margins on the MA side is a likely possibility, just given the levers that we have through our software and through Clover assistant, and the fact that there is risk adjustment, even though it’s capped, there is risk adjustment.

And so again, we see a lot of similarities over time as to getting these members to a margin that’s similar to the MA side. But again, a lot of that depends on our growth. I think we’d be, to the extent that we’re going to add 500,000 or a million lives, we’d be happy if they were at even half of an MA margin because of the fact that we’re growing so rapidly and quickly. And so again, I think the way that we’re growing this and the way that we’re attaching resources to this business, it doesn’t necessarily have to be a wildly high margin over time in order to get the scale that we need to operate efficiently.

Justin Lake, Wolfe Research:

Is there a period over which... I’m sure you’ve been asked this a hundred times, do you think it could happen in two or three years or do you think it takes five years to get the right MA margin?

Joe Wagner, CFO:

Yeah, I would say three to five years is likely for an MA margin. Again, some of that’s dependent on how quickly we grow. Yeah.

Justin Lake, Wolfe Research:

I’m more thinking about the traunch that starts in the first year, right. Absolutely, the more you grow, you’re going to have to start at zero. That first year population, you think it takes three to five years to get through an MA margin?

Joe Wagner, CFO:

I would say if you’re looking at it from a cohort perspective, the way that we look at it, I would say by the third year, certainly we would get to kind of MA margins there. And so then that rolling three years based on cohorts. So yeah, if you’re looking at it specifically on cohort, it’s a shorter amount of time than the whole population in total.

Justin Lake, Wolfe Research:

Right. Let’s talk about Medicare Advantage in the last few minutes we have here. You guys, very strong growth in New Jersey, Vivek. You branched out to a few new markets. When you talk about that 30% growth rate for the next few years, are you talking about the existing four or five markets that you have today, and how much of that comes from New Jersey versus the new markets that you’ve entered into?

Vivek Garipalli, CEO:

Yeah, I think just for next year and the year after we view it more around extending the historical growth strategy still. A majority of that growth will still come from our established markets, which is all the counties in New Jersey and adjacent ones beyond that and then a minority of growth from some of the newer markets. So when we look at our capital deployment, historically, very, very little of our capital deployment went to anything growth related. So our growth is essentially, not due to clever marketing, but really just due to attractive plan design as we call our obvious plan design. So we’re really preparing for rapid MA growth starting in 2023. So as capital from this potential transaction comes on our balance sheet, we’re going to be preparing for a very large MA expansion beginning for plan near 23, or open enrollment end of 2021. And really over the next two years, really just an extension in terms of existing markets, adding adjacent markets, but we really love the uniqueness and synergy of the strategy of leveraging direct contracting to get us nationwide and nationwide coverage of Clover Assistant and associated lives being powered by Clover Assistant, given that’s the larger market, which is fee for service. And then, the smaller market, which is MA, that’s where we would then have an MA plan follow behind that after we’ve established direct contracting footholds.

Justin Lake, Wolfe Research:

Got it. So, your viewpoint is, the handful of existing markets that you have beyond New Jersey is not going to be the big growth driver. The big growth driver is going to be in whatever these direct contracting markets. And I don’t have the exact state footprint, off the top of my head, but in those markets where you’re following behind it in MA and effectively working with those doctors. I guess a question I have that I haven’t thought of before is, in MA, you have to put capital on them, right? It’s something like 12% of revenue, something like that premium. Do you have to put capital behind a member in direct contracting?

Joe Wagner, CFO:

Yeah. Yeah. Good question, Justin. So, we’ve talked to a lot of states about this. We’re licensed in 48 States for a variety of reasons for our businesses. And so, none of the States that we’ve spoken with thus far are requiring specific capital for direct contracting. And so, CMS will likely ask us to have some money set aside, which we’ll likely do via a surety bond or something like that. But the states that we’ve spoken with thus far have not had any specific reserve requirements for D.C. And then, just to be clear on the MA side, our number is about seven to 9%, roughly from a premium perspective. But again, we have not yet seen those on the D.C. side, just given the arrangement.

Justin Lake, Wolfe Research:

And so, as you look ahead, direct contracting, obviously there’s some risk in terms of it’s a demonstration project that might not be there five years from now or longer than five years. Like, when you’re growing an MA, would you be trying to convert these direct contracting members? Or are you just trying to be additive, in terms of growing beyond it?

Vivek Garipalli, CEO:

Yeah. So, we do not view direct contracting in any way, shape, or form tied to conversion. At the end of the day, those are decisions that really need to be... we realize some kind of local plans sometimes try to play a larger role in decision-making around that. We just think, over time, consumers will just decide what’s best for them, whether it’s MA or fee for service. Our goal is to be agnostic. If you’re in a Clover MA plan, great. If you’re in fee for service, great. If you’re in a non Clover MA plan, we just want to make sure that’s the right decision for you. And where our take rate is over 50% and our established markets, that’s still means there’s a significant amount of membership where Clover may not be the right plan for consumers.

What we’re really trying to create as an ecosystem where consumers look at fee for service and MA on a purely economic and choice basis. So, is MA the right choice for me economically versus fee for service? Or do I want the physician choice that I have in fee for service versus MA? We obviously try to combine both in MA. But we want the same clinical value to be provided to Medicare consumers, irrespective of the economic decision that they make. That is what we endeavor to achieve with the Clover Assistant. And so, even when we go into a market, the 200,000 and 500,000 plus lives, respectively, our goal is to make really clear to the enrolled lives as to the benefit they’re getting by seeing that primary care physician. So, here is the software that your physician now has access to. Here are the decisions that are now being able to be made for you that otherwise wouldn’t have.

And so, we’re not building a brand tied to MA. We’re building a brand around the value that we are bringing to your physician. And that, to us, is the most important thing. When we think about a marketing and brand moat, we don’t really believe in creating an insurance brand moat. It’s almost kind of antithetical to what you want to do. You want to explain to consumers, “Here is how we are helping your physician provide better care for you.” And that is really the crux of it. And so, when we think about why we wanted to be a software company, is we wanted to deliver on that value proposition.

Now, it sounds crazy today that consumers will look at an insurer as helping their physician make better decisions. But, when we talk about the very real prospect now about us having 200,000 and 500,000 plus lives in fee for service in the next two years, these are consumers who don’t have Clover as their insurer. They have Clover as a platform helping their physician make better decisions. And that, to us, is really, really exciting.

And we love the fact that all the incumbents are looking at direct contracting with a cross-eyed view and are very cautious, because there is no hack to direct contracting. You have to provide clinical value to physicians to drive value for the government. So, when we think about sustainability of direct contracting, we feel there was a lot of thoughtfulness put into the initial model that prevents gaming of the system. It really focuses the incentives on driving better decisions that help patients, that help lower medical expenses, and in a wide network. So, we’re uniquely positioned to drive value there. So, it is not surprising that we are on an island in terms of trying to proliferate this.

Justin Lake, Wolfe Research:

Got it. Guys, this has been really helpful. I appreciate you spending the time with me today. I know you have an investor day coming up on Friday. Looking forward to that as well. We’ll definitely keep in touch. And I’m glad to hear everybody is safe and safe and sound here. If I can be helpful, let me know. And thanks to everyone for joining us today. Have a great day.

Vivek Garipalli, CEO:

Thanks, Justin.

Joe Wagner, CFO:

Thanks so much.

Justin Lake, Wolfe Research:

Thank you.

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Clover Health Investments, Corp. (“Clover”) and Social Capital Hedosophia Holdings Corp. III (“SCH”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2020, by and among SCH, Asclepius Merger Sub Inc. and Clover, by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Clover’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Clover and potential difficulties in Clover employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Clover or against SCH related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or Clover operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or Clover’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File No. 333-236776), the registration statement on Form S-4 discussed below and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Clover and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Clover nor SCH gives any assurance that either Clover or SCH or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Clover and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SCH filed a registration statement on Form S-4 with the SEC on October 20, 2020. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docsc.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and Clover and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.